**DENTONIA RESOURCES LTD.**
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

June 5, 2002 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549



Dear Sirs/Mesdames:

Re: New Release dated June 5, 2002

Enclosed is a copy of our News Release dated June 5, 2002 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 6/19

**DENTONIA RESOURCES LTD.**
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Email: dentonia@telus.net

TSX Venture: DTA
June 5, 2002 No. of Pages: 1

# WO BLOCK, LAC DE GRAS, NWT

The Mackenzie Valley Land and Water Board, Yellowknife, NWT, has approved, as of June 5, 2002, a Land Use Permit for the proposed summer drill program on the WO Block.

The WO Block is located in the Lac de Gras diamond field, south-east of Lac de Gras, adjacent to Mackay Lake, south of the proposed Diavik diamond mine.

This Land Use Permit allows for the testing of nineteen (19) drill sites on land. Four (4) sites will be tested by vertical holes, and fifteen (15) sites will be tested by angle holes, to probe for the presence of kimberlites, either on land or under lakes; these targets vary in size from 0.6 ha to 12.6 ha.

The sets of data for these test sites were generated from the Falcon Airborne Gravity Gradiometer Survey (Falcon Survey) last fall, which also incorporated data from prior exploration efforts, such as drill logs, e.m., magnetic, and kimberlite indicator mineral (KIM) trains.

These nineteen (19) drill sites are in addition to the eight (8) known kimberlites within the WO block, one of which is the DO27, bulk tested in 1994, unsuccessfully, and, the other is the DO29N.

Under current interpretation of the U.T.M. co-ordinates, a magnetic anomaly associated with DO29N was drill tested, not at the center but at its southern margin, in 1993. Two drill holes yielded 82.7kg of kimberlite containing eleven micro-diamonds and one macro-diamond, the latter exceeded 0.5 mm in one dimension. A pronounced gravity low to the north is offsetting the magnetic anomaly. This Falcon anomaly is a high priority target.

The proposed exploration program is more fully explained in Dentonia's First Quarterly Report for the current fiscal period, included a sketch of the DO29 and surrounding area, dated January 23, 2002.

**DENTONIA RESOURCES LTD.**

***"Adolf A. Petancic"***

Adolf A. Petancic
President